Mail Stop 4561

August 7, 2008

Ronald A. Klein
Chief Executive Officer
Origen Financial, Inc.
27777 Franklin Road
Suite 1700
Southfield, MI 48034

      RE: Origen Financial, Inc.
              Form 10-K for the period ended December 31, 2007
              Filed March 17, 2008 and amended April 29, 2008
              File No. 000-50721

Dear Mr. Klein:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Composition, page 6

1.   We note that the percentage of each compensation component varies with respect to each NEO. In future filings, please disclose the reasons for such variations. We note your disclosure that the Committee selected individual allocations based on the skill and experience of each NEO. Please expand upon that with respect to each NEO. It should be clear from your disclosure how each compensation component amount was determined for each NEO.

Key Elements of Compensation, page 7

2.   Please revise the "Bonuses" section to disclose for each NEO the percentage of base salary that is the target incentive opportunity amount. Currently, you disclose that 100% of the target amount will be awarded if net income is 100% of budgeted net income, but you have not disclosed the percentage of base salary that would constitute 100% of the target amount. Also, disclose the percentage of budgeted net income that you achieved during the most recent fiscal year and the actual amounts awarded to each NEO. Provide this disclosure in future filings and tell us how you plan to comply.

3.   Please revise the "Equity Compensation" section to describe the objectives applied in determining the equity compensation award. Also, disclose the actual amounts awarded in the most recent fiscal year and how those amounts were determined. Provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela McHale, Attorney, at (202) 551-3402 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director